June 20, 2008	Shane E. Daly Counsel Law Department Direct Dial: (860) 843-8336 Fax: (860) 843-8665

VIA ELECTRONIC MAIL

Mr. Michael L. Kosoff

Staff Attorney – Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-4644

Re:	Initial filing of the Registration Statement on Form N-4 for Hartford Life Insurance Company Separate Account Eleven (File No. 333-151805) (“Registration Statement”)

Dear Mr. Kosoff:

Enclosed is one copy of the above-referenced Registration Statement that was filed with the Securities and Exchange Commission by Hartford Life Insurance Company (“Hartford”) as an initial filing on June 20, 2008. In addition to the unmarked copy, Hartford has included one copy of the Registration Statement’s prospectus, redlined to show the changes from a currently effective prospectus in another Hartford registration statement on Form N-4 (File No. 333-72042).  Also enclosed is a cross-reference chart listing the items of Form N-4 and the pages on which those items can be found.

Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the Registration Statement’s prospectus.

The Registration Statement is for a flexible premium group variable annuity contract. The Registration Statement’s prospectus is similar to the prospectuses in File No. 333-72042, except for the following:

•      There is a Program and Administrative Charge rather than a Mortality and Expense Risk and Administrative charge;

•      The percentage of the Contingent Deferred Sales Charge depends on the number of Contract Years completed not the number of Participant Account Years completed;

•      We have added disclosure regarding circumstances that require Hartford to recapture all or a portion of a surrender charge offset for Contracts issued in New York under the sub-section entitled “What is a Surrender Charge Offset?”;

•      The Death Benefit is limited to return of a Participant’s Account Value; and

•      The Sub-Accounts made available are different.

In addition to the changes noted above, certain disclosure in the Registration Statement’s prospectus has been modified for clarity and for consistency with other Hartford prospectuses. We have also made certain non-material clarifying changes to the Registration Statement.

Pursuant to Investment Company Act Release No. 13768, Hartford respectfully requests selective review of the Registration Statement.

All financial statements, exhibits, and other required disclosure not included in this Registration Statement will be filed by amendment.

We appreciate your attention to this filing. If you have any comments or questions regarding these filings, please call me at (860) 843-8336, or Christopher Grinnell at (860) 843-5445.

Very truly yours,

/s/ Shane E. Daly

Shane E. Daly

Enclosures

cc: Christopher Grinnell, Esq.

SEPARATE ACCOUNT ELEVEN

CROSS REFERENCE CHART

SHOWING LOCATION OF INFORMATION IN

PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

PURSUANT TO RULE 495(a)

1.	Cover Page	Cover Page

2.	Definitions	Glossary of Special Terms – pg. 3

3.	Synopsis	Annual Fund Operating Expenses – pg. 6

4.	Condensed Financial Information	Condensed Financial Information – pg. 26

5.	General Description of Registrant	Hartford Life Insurance Company – pg. 30

6.	Deductions	Fee Table – pg. 5 Contract Charges – pg. 45

7.	General Description of Variable Annuity Contracts	The Contracts – pg. 47

8.	Annuity Period	Settlement Provisions – pg. 55

9.	Death Benefit	Death Benefits – pg. 54

10.	Purchases and Contract Value	The Contracts – pg. 47

11.	Redemptions	Settlement Provisions – pg. 55

12.	Taxes	Federal Tax Considerations – pg. 59

13.	Legal Proceedings	More Information – pg. 69

14.	Table of Contents to the Statement of Additional Information	Table of Contents to the Statement of Additional Information – pg. 1

15.	Cover Page	Cover Page

16.	Table of Contents	Table of Contents – pg. 1

17.	General Information and History	Statement of Additional Information – General Information -pg. 2

18.	Services	Statement of Additional Information – General Information -pg. 2

19.	Purchase of Securities Being Offered	The Contracts – pg. 47

20.	Underwriters	Statement of Additional Information – More Information – pg. 2

21.	Calculation of Performance Data	Statement of Additional Information – Performance Related Information – pg. 2

22.	Annuity Payments	Settlement Provisions – pg. 55

23.	Financial Statements	Financial Statements of the Registrant and the Depositor will be filed by amendment.